SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

(Commission File No. 333-128660)

CCS Camboriú Cable System de Telecomunicações Ltda.

(Exact name of Registrant as specified in its Charter)

5ª Avenida, n.º 291 – Vila Real

Balneário Camboriú, SC Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes                      No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CCS CAMBORIÚ CABLE SYSTEM
DE TELECOMUNICAÇÕES LTDA.
(Registrant)

	By:	/s/ Marcelo Vaz Bonini
	Name:	Marcelo Vaz Bonini
	Title:	Director

	By:	/s/ Douglas Duran
	Name:	Douglas Duran
	Title:	Director

Date: February 26, 2008

Attachment

1. Press release issued by CCS Camboriú Cable System de Telecomunicações Ltda. dated February 26, 2008.

CCS Camboriú Cable System de Telecomunicações Ltda. Announces Intent to Terminate

its Reporting Obligations under the Exchange Act

Balneário Camboriú, SC, February 26, 2008 – CCS Camboriú Cable System de Telecomunicações Ltda. announced that on the date hereof it has filed a Form 15F with the Securities and Exchange Commission for the purpose of terminating its reporting obligations under the Securities Exchange Act of 1934 in respect of its guarantee of the outstanding 12-5/8% Guaranteed Senior Notes due 2009 issued by Abril Comunicações S.A. (f/k/a Tevecap S.A.).

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.